Exhibit 99.10

22 April, 2026

VIA SEDAR+

British Columbia Securities Commission, as Principal Regulator

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers (Québec)

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities (Prince Edward Island)

Office of the Superintendent of Securities (Newfoundland and Labrador)

Office of the Yukon Superintendent of Securities

Northwest Territories Office of the Superintendent of Securities

Office of the Superintendent of Securities Nunavut

New Found Gold Corp.

Dear Sirs/Mesdames:

Re:	New Found Gold Corp. (the “Company”)
Prospectus Supplement – Consent of Expert

In connection with the Company’s final prospectus supplement dated April 22, 2026 to a short form base shelf prospectus dated May 23, 2025, including the documents incorporated by reference therein (collectively, the “Prospectus”), I, Stacy J. Freudigmann, P.Eng., of Canenco Consulting Corp., and a Qualified Person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects, hereby consent to the use of my name in the Prospectus in connection with references to my involvement in the preparation of the technical report entitled “Hammerdown Gold Project, Preliminary Economic Assessment Technical Report, Newfoundland & Labrador, Canada” with an effective date of February 18, 2026 (the “Technical Report”) and to references to the Technical Report, or portions thereof that I am responsible for in the Prospectus and to the inclusion and incorporation by reference of information from the Technical Report and in the Prospectus.

I also hereby confirm that I have read the Prospectus, and I have no reason to believe there are any misrepresentations in the information contained therein that are derived from the sections of the Technical Report that I am responsible for preparing, or that are within my knowledge as a result of the services I performed in connection with the Technical Report.

I also consent to references to my name and the Technical Report in the Company’s Registration Statement on Form F-10 (File No. 333-287547) (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission and to the inclusion or incorporation by reference in the Registration Statement of written disclosure from the Technical Report and extracts from or a summary of the Technical Report.

Yours truly,

(Signed) “Stacy J. Freudigmann”
Stacy J. Freudigmann, P.Eng.
Canenco Consulting Corp.